Exhibit 99.4

Ibotta Selects NICE to Improve Remote Workforce Management and Engagement

Tech unicorn utilizes NICE Workforce Management and Employee Engagement Manager solutions to meet the needs of their expanding workforce

Hoboken, N.J., March 11, 2020 – NICE (Nasdaq: NICE) today announced Ibotta, one of the most frequently used shopping apps in the United States, has selected NICE Workforce Management and NICE Employee Engagement Manager in the cloud to offer flexibility and control to their part-time and remote employees. As a company whose workforce is growing at a double-digit rate, Ibotta needed a solution that not only addressed the scheduling needs of their mobile workforce but also offered employees the control to change their schedules at any time from anywhere.

“With Ibotta’s remote part-time workforce growing so rapidly, we needed a technology partner to manage and support that level of growth,” said Benjamin Seidl, Senior Manager, Workforce Optimization, Ibotta. “Leveraging NICE‘s solutions will help us engage our workforce, forecast and manage employee growth. As the clear leader in the workforce management space, and with a strong reputation, NICE has the ability to help us immediately improve the lives of our employees.”

As one of the largest consumer technology companies headquartered in Denver, CO, Ibotta is transforming the shopping experience by making it easy for consumers to earn cash back on everyday purchases. The company partners with leading brands and retailers to offer cash back rewards on groceries, electronics, clothing, gifts, home and office supplies, restaurant dining, and more. Ibotta is the premier destination for rewarded shopping on mobile and has paid out more than $675 million in cash back to its Savers

“As Ibotta continues to see rapid employee growth, we are pleased they have selected NICE Workforce Management and Employee Engagement Manager to drive staffing optimization and employee motivation,” said Barry Cooper, President, NICE Enterprise Group. “Ibotta has been recognized as one of Inc 5000’s Fastest Growing Private Companies for the second year in a row and putting employees' needs first is central to their strategy.”

As an industry-leading solution, NICE Workforce Management improves forecasting and streamlines scheduling for employees. This increases employee satisfaction by improving turnaround time while simplifying scheduling through auto-approval. With a rapidly growing workforce, Ibotta needed a solution that would simplify scheduling to accommodate their changing needs.

While Ibotta strives to empower and engage their employees, NICE Employee Engagement Manager solves scheduling challenges and increases employee satisfaction by providing a wide range of self-service scheduling capabilities. With this new tool, Ibotta is appealing to their mobile workforce’s desire to make changes to their schedule from anywhere, at any time.

About Ibotta
Headquartered in Denver, CO, Ibotta ("I bought a...") is a free mobile shopping and payments app that has delivered more than $675 million in cumulative cash rewards to its users for making purchases in-store, on mobile apps, or via websites. Launched in 2012, Ibotta has more than 35 million downloads, is one of the most frequently used shopping apps in the United States, and offers cash back on purchases at more than 1,500 leading brands and retailer partners. In 2019, Ibotta launched its payments solution, Pay with Ibotta™, enabling shoppers to pay for their entire purchase through the Ibotta app and instantly earn cash back. Ibotta was named to the 2019 Inc. 5000 list of fastest-growing private companies in the U.S., after debuting on the list in 2018. Ibotta has also been named as a Top Workplace by The Denver Post for three years in a row.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.